Supplement Dated August 29, 2022
To The Notice Documents Dated April 25, 2022 For

PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY and PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

➢    Effective August 29, 2022, in the section titled “APPENDIX A (Funds Available Under the Contract)”, the expense information and respective footnotes for the JNL/WMC Government Money Market Fund are revised as follows:

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/WMC Government Money Market Fund
Domestic/Global Fixed-Income	(Wellington Management Company LLP)	1.36%[5]	0%	0.60%	0.30%

5	Reflects expenses estimated for the current fiscal year.

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(To be used with JMV7698GWND 04/22, JMV17955GWND 04/22, VC5526GWND 04/22, VC5890MLGWND 04/22, JMV9476MLGWND 04/22, JMV5763MLGWND 04/22, JMV5763WFGWND 04/22, JMV17183GWND 04/22, VC3657GWND 04/22, and VC3723GWND 04/22)

JFV101510 08/22